Filed Pursuant to Rule 424(b)(3)
File No. 333-140548

APPLE REIT EIGHT, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 2 DATED AUGUST 21, 2007

SUPPLEMENT NO. 3 DATED SEPTEMBER 18, 2007

Supplement Nos. 2 and 3 to be used with

PROSPECTUS DATED JULY 19, 2007

Summary of Supplements to Prospectus (See Supplements for Additional Information)

Supplement No. 2 (cumulative, replacing the prior sticker supplement) dated August 21, 2007 provides our recent unaudited financial information and certain additional information about us.

Supplement No. 3 dated September 18, 2007 reports on our execution of certain purchase contracts that relate to 11 hotels containing a total of 1,308 guest rooms and that provide for an aggregate gross purchase price of $167,681,211.

As of July 27, 2007, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of August 27, 2007, we had closed on the sale of 5,436,843 additional units at $11 per unit and from such sale we raised gross proceeds of $59,805,270 and proceeds net of selling commissions and marketing expenses of $53,824,743. Sales of all units at $10.50 per unit and $11.00 per unit, when combined, represent gross proceeds of $109,805,270 and proceeds net of selling commissions and marketing expenses of $98,824,743.